SCHEDULE 14f-1 INFORMATION

Pursuant to Rule 14f-1.
Filed by the Registrant

                PETROCAL INCORPORATED
           -------------------------------
   Name of Registrant as Specified in its Charter

                  1504 R Street, NW
                Washington, DC 20009
             --------------------------
                Address of Registrant

          GUARDIAN ACQUISITION CORPORATION
                 1504 R Street, N.W.
               Washington, D.C. 20009
          --------------------------------
          (Former name and former address)

         In anticipation of closing of an Agreement and Plan of Reorganization between Petrocal
Incorporated (formerly Guardian Acquisition
Corporation), and Triton Eurasia Petroleum, Inc., a privately-held corporation organized under the laws of Alberta, Canada ("Triton") and the owners of the outstanding shares of Triton, Petrocal intends to acquire all of the outstanding shares of common stock of Triton from the shareholders thereof in an exchange for an aggregate of 13,982,097 shares of common stock of Petrocal (the "Acquisition"). As part of the Acquisition, new directors of the Registrant will be appointed and the current director will resign.

         Petrocal has 5,000,000 shares of common
stock issued and outstanding prior to the Acquisition. Immediately after the Acquisition,
Petrocal anticipates it will have 14,582,097 shares issued and outstanding.

Item 6: Voting Securities and Principal Holders
        Thereof

(a) As to each class of voting securities of the registrant entitled to be voted at the meeting (or by written consents or authorizations if no meeting is held), state the number of shares outstanding and the number of votes to which each class is entitled.

          5,000,000 shares of common stock
          outstanding and entitled to vote; one vote per share

(d) Furnish the information required by Item 403 of Regulation S-K to the extent known by the persons on whose behalf the solicitation is made.

         The following table contains information regarding the shareholdings of Petrocal's current director(s) and executive officer(s) and those persons or entities who beneficially own more than 5% of its common stock (giving effect to the exercise of any warrants held by each such person or entity which are exercisable within 60 days hereof):

                  Number of shares of   Percent of
                  Common Stock          Common Stock
                  Beneficially          Beneficially
Name              Owned                 Owned


James M. Cassidy(1)  5,000,000           100%
President, Director
1504 R Street NW
Washington DC 2009

TPG Capital
Corporation (1)       5,000,000          100%
1504 R Street NW
Washington DC 2009

(1) James M. Cassidy is the sole officer and director and controlling shareholder of TPG Capital
Corporation and is considered the beneficial owner of the shares owned by it.

(e) If, to the knowledge of the persons on whose behalf the solicitation is made, a change in control of the registrant has occurred since the beginning of its last fiscal year, state the name of the person(s) who acquired such control, the amount and the source of the consideration used by such person or persons; the basis of the control, the date and a description of the transaction(s) which resulted in the change of control and the percentage of voting securities of the registrant now beneficially owned directly or indirectly by the person(s) who acquired control; and the identity of the person(s) from whom control was assumed. If the source of all or any part of the consideration used is a loan made in the ordinary course of business by a bank as defined by section 3(a)(6) of the Act, the identity of such bank shall be omitted provided a request for confidentiality has been made pursuant to section
13(d)(1)(B) of the Act by the person(s) who acquired control. In lieu thereof, the material shall indicate that the identity of the bank has been so omitted and filed separately with the Commission.

Not applicable

Item 7 Directors and Executive Officers

If action is to be taken with respect to the election of directors, furnish the following information in tabular form to the extent practicable. If however, the solicitation is made on behalf of persons other than the registrant, the information required need be furnished only as to nominees of the persons making the solicitation.

Nominated Directors

Vladimir Katic          55
Darren Katic            28
Dan Thomson             49
Brian Dawson            27
Matthew Hagen           27


         All of the Registrant's directors hold office until the next annual meeting of its shareholders or until their successors are duly elected and qualified. Officers serve at the pleasure of the Board of Directors. Set forth below is a summary description of the business experience of each nominated director of the Registrant. The Registrant has no audit, nominating and compensation committees.

     Vladimir Katic serves as the Chairman of the Board of Directors of Triton-Eurasia. Since 1998,
Mr. Katic has served as the President and Chief
Executive Officer of Shamrock Resources, Inc., a publicly traded oil and gas exploration and development company. In 1993 Mr. Katic founded
Nations Energy Group Limited (formerly Triton/Vuko
Energy Group)and in 1996 won the international tender for one of the Republic of Kazakhstan's largest oil and gas assets which contains over 500 million barrels of recoverable reserves, and is currently producing over 13,000 barrels of oil per day. From 1984 through 1993 Mr. Katic worked on domestic and offshore oil and gas development projects for companies including Hispan Oil and National Iranian Oil Company. In 1977 Mr. Katic served as an engineer in drilling and production for the Arabian American Oil Company. Mr. Katic's team drilled and completed over 100 wells in Saudi Arabia and was responsible for two million barrels of oil per day production, with an annual budget in excess of $100 million. Mr. Katic graduated from the University of Zagreb in 1966 with a degree in petroleum-chemical engineering.

     Darren Katic, a co-founder of the Triton-
Eurasia, serves as its President, Chief Executive
Officer and a director. Since October 1998, Mr.
Darren Katic served as the General Manager of California operations for Shamrock Resources, Inc., a publicly traded oil and gas exploration and production company. From January 1997 to October
1998, Mr. Katic served as a Project Finance Manager for Nation Energy Group Limited, an oil exploration company, and was directly responsible for the company's debt restructuring program and the due diligence management for potential investors and partners. Mr. Katic currently serves as a member of the Board of Directors of both, Albatross Oil & Gas
Company and Nation Energy Group Limited. Mr. Darren
Katic graduated from the University of Southern
California in 1996 with a Bachelor of Science in Accounting.

     Dan Thompson graduated from the University of Calgary in 1973 with a Bachelor of Science in Mechanical Engineering. Mr. Thompson began working at Amerada Minerals Corporation in 1972 as an associate engineer where he provided technical assistance to field personnel, as well as prepare optimization plans for workover and production from sour gas and water flood fields. Mr. Thompson joined Anadarko Petroleum in 1975 as a Senior
Drilling and Production Engineer in charge of optimization and production. While with Anadarko
Mr. Thompson designed and installed production equipment, planned and supervised well completions, workovers and drilling in Alberta, Denver, Wyoming and North Dakota. In 1979 Mr. Thompson was hired by
Brent Petroleum Industries as Vice President of
Operations where he managed an independent service company with sales over $10 million per year and a staff of 125 employees. In August of 1982 Mr.
Thompson founded Kinetic Engineering Limited.
Kinetic currently manages or supervises in excess of 100 well projects per year, from deep sour oil and gas wells, horizontal and directional wells to shallows gas and oil projects. Mr. Thompson is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and a volunteer teacher for the Petroleum Industry
Training Service.

     Brian Dawson, a co-founder of Triton-Eurasia, serves as its Executive Vice President and a director. Mr. Dawson worked for Amgen Corporation, a pharmaceutical company, handling inventory management and product distribution. Mr. Dawson worked for RWD Construction, Inc., a real estate development company, managing residential housing tract completion. Since 1993, Mr. Dawson has managed his family's estate equity portfolio which includes investments in oil and gas, biotech and technology.
Mr. Dawson studied political science at the University of Southern California.

     Matthew Hagen completed his undergraduate work at the University of Southern California where he received both a Bachelor of Science, Honors Program, in International Business and Finance (Cum Laude) and a Bachelor of Arts, Political Science (Cum
Laude). Mr. Hagen is currently completing his Masters in Business Administration at the Harvard
School of Business. While completing his undergraduate work at USC Mr. Hagen had the unique opportunity to work in the Office of Ronald Reagan where he served as the former President's Chief of Staff Intern. In August of 1997 Mr. Hagen joined
Arthur Andersen LLP as an analyst in the Mergers and Acquisitions Advisory Services Division. His duties at Arthur Andersen included the due diligence effort for buy side transactions, development of acquisition strategies, and technical assistance on various accounting issues and financial forecasting.
In August of 1998 Mr. Hagen joined Thunderbird
Moulding Company as a Vice President. His role is to devise strategies and solutions in finance, manufacturing, and distribution for the largest manufacturer of wood mouldings in the United States.
Mr. Hagen also holds a Directorship at his family's winery, Mount Eden Vineyards. In 1999 Mr. Hagen co-founded Triton and serves as the company's Vice
President of Finance.

Section 16(a) Beneficial Ownership Reporting
Compliance:

               None

Item 8 Compensation of Directors and Executive
       Officers

Furnish the information required by Item 402 of Regulation S-K if action is to be taken with regard to:

(a) the election of directors;
(b) any bonus, profit sharing or other compensation plan, contract or arrangement in which any director, nominee for election as a director, or executive officer of the registrant will participate;
(c) any pension or retirement plan in which any such person will participate; or
(d) the granting or extension to any such person or any options, warrants or rights to purchase any securities, other than warrants or rights issued to security holders as such, on a pro rata basis.

         No officers of the Registrant earned more than $100,000 a year during any of the last three fiscal years. There is no key man life insurance on any director or officer. There is currently no arrangement for payment to serve as director with any of the nominees.